SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of October 2002
                                SANOFI-SYNTHELABO
             (Exact name of registrant as specified in its charter)


                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F  X    Form 40-F
                                     ---             ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                     ---     ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                                                   Paris, October 23, 2002




                CONSOLIDATED SALES GROWTH TO END SEPTEMBER 2002:
                           13.2% ON A COMPARABLE BASIS



Sanofi-Synthelabo generated consolidated sales of 5,546 million euros in the nine months to end September 2002, an increase of 13.2% on a comparable basis and 15.3% on a reported basis.

Changes in Group structure(*) had a favorable impact of 3.9 points to end September. Currency fluctuations, which had no impact on the first half of the year, had an adverse effect of 1.8 points to end September, after a negative impact of 4.5 points in the third quarter.

Consolidated sales by geographical region


                       --------------------------------------------------------
                        Consolidated sales  Consolidated sales    Change on a
 In millions of euros     9 months 2002        9 months 2001       comparable
                                               (comparable)           basis
-------------------------------------------------------------------------------
        Europe                3,205               2,847              +12.6%
-------------------------------------------------------------------------------
    United States             1,239               1,064              +16.4%
-------------------------------------------------------------------------------
  Rest of the world           1,102                 990              +11.4%
-------------------------------------------------------------------------------
        Total                 5,546               4,901              +13.2%
-------------------------------------------------------------------------------


Sales for the third quarter of 2002 amounted to 1,865 million euros, an increase of 10.0% on a comparable basis and 12.9% on a reported basis:

- In Europe, sales came to 1,032 million euros, up by 12.0% on a comparable basis. This was in line with the growth rate recorded in the second quarter.

- In the United States, sales totaled 483 million euros, an increase of 7.9% on a comparable basis, reflecting the impact of the launch of Primacor(R)(Corotrope(R)) generics.

- In the rest of the world, sales were 7.2% higher on a comparable basis at 350 million euros, with growth held back by the persistent economic crisis in Latin America.

-----------
(*) Essentially, change from 49% to 100% consolidation for the Lorex joint venture in the United States, change from 100% to 51% consolidation of the joint venture with Fujisawa in Japan, and divestment of Ela Medical.


Developed sales


Developed sales(**) to end September 2002 totaled 7,144 million euros, up by 15.2% on a comparable basis and by 10.9% on a reported basis. Developed sales for the third quarter of 2002 totaled 2,418 million euros, a rise of 11.4% on a comparable basis.


                        --------------------------------------------------------------------------------------------
 In millions of            Plavix(R)/Iscover(R)      Stilnox(R)/Ambien(R)/Myslee(R)  Aprovel(R)/Avapro(R)/Karvea(R)
     euros              --------------------------------------------------------------------------------------------
                              Developed sales               Developed sales                 Developed sales
                         9 mths 2002     Q3 2002       9 mths 2002     Q3 2002         9 mths 2002      Q3 2002
--------------------------------------------------------------------------------------------------------------------
United States                1,178         428             900            390               295            68
Europe                         549         178             104             33               370           128
Rest of the world              192          68              79             26               131            47
--------------------------------------------------------------------------------------------------------------------
Total                        1,919         674           1,083            449               796           243
--------------------------------------------------------------------------------------------------------------------

- Developed sales of Plavix(R)/Iscover(R) reached 1,919 million euros in the nine months to end September, up by 32.4% on a comparable basis. In the United States, demand continues to grow at a sustained rate with prescriptions (IMS retail YTD 09/02) growing 36%.

- Developed sales of Aprovel(R)/Avapro(R)/Karvea(R) totaled 796 million euros in the nine months to end September, a rise of 22.2% on a comparable basis. During the third quarter, Bristol-Myers Squibb implemented an action plan to reduce the level of Avapro(R) inventories held by American wholesalers.

- Developed sales of Stilnox(R)/Ambien(R)/Myslee(R) reached 1,083 million euros in the nine months to end September, an increase of 32.0% on a comparable basis. The main driver of growth in developed sales of Stilnox(R)/Ambien(R)/Myslee(R) was a very fine performance by Ambien(R) in the American market, where demand increases at the same rate since 18 months.


-----------
(**) Developed sales include Sanofi-Synthelabo consolidated sales and sales generated under the agreements with Bristol-Myers Squibb on Plavix(R)/Iscover(R) (clopidogrel) and Aprovel(R)/Avapro(R)/Karvea(R) (irbesartan), with Fujisawa on Stilnox(R)/Myslee(R) (zolpidem), and with Organon on Arixtra(R) (fondaparinux)


Consolidated sales by products

Consolidated sales of the top fifteen products came to 3,766 million euros, an increase of 20.4% on a comparable basis and 28.9% on a reported basis.

   -------------------------------------------------------------------------------------------
          In millions          Consolidated sales    Consolidated sales       Change on a
           of euros               9 months 2002         9 months 2001       comparable basis
                                                        (comparable)
   -------------------------------------------------------------------------------------------
    Stilnox(R)                        1,063                   806                +31.9%
    Plavix(R)                           728                   510                +42.9%
    Aprovel(R)                          409                   304                +34.7%
    Fraxiparine(R)                      241                   220                 +9.7%
    Eloxatin(R)                         230                   143                +61.1%
    Depakine(R)                         199                   180                +10.5%
    Xatral(R)                           133                   108                +22.9%
    Cordarone(R)                        122                   118                 +3.8%
    Corotrope(R)/Primacor(R)            121                   179                -32.2%
    Ticlid(R)                           115                   166                -31.0%
    Tildiem(R)                          107                   115                 -7.2%
    Solian(R)                           102                    84                +22.1%
    Aspegic(R)                           81                    73                +10.6%
    Dogmatil(R)                          59                    64                 -7.8%
    Kerlone(R)                           58                    61                 -5.7%
   -------------------------------------------------------------------------------------------
            Total                     3,766                 3,129                +20.4%
   -------------------------------------------------------------------------------------------

- Consolidated sales of Plavix(R) reached 728 million euros to the end of September, an increase of 42.9% on a comparable basis. The slowdown of the growth observed during the third quarter (+22.8% on a comparable basis) came essentially from a diminution of the sales of product to Bristol-Myers Squibb.

- Consolidated sales of Aprovel(R)reached 409 million euros to the end of September, an increase of 34.7% on a comparable basis emphasizing the dynamism of the product notably in Europe.

- Consolidated sales of Eloxatin(R)increased by 61.1% on a comparable basis to 230 million euros. The product was launched in the United States on 30 August 2002.

- Acceptance of Arixtra(R)on hospital formularies is continuing. Consolidated sales of Arixtra(R)reached 5.1 million euros in the nine months to end September.

- The top 15 products accounted for 68% of consolidated sales in the nine months to end September, against 64% in the first nine months of 2001 on a comparable basis.

-   Sales other product portfolio were stable to end September.



Recent events

- Launch of Eloxatin(R), Elitek(R) (rasburicase) and Eligard(R) (3-month fomulation) in the United States.

- Approval of an extension of indication for Avapro(R)in the United States in the treatment of diabetic nephropathy in patients with high blood pressure and type 2 diabetes.

- Approval of a new indication in Europe for Plavix(R)/Iscover(R) in the treatment of patients suffering from acute coronary syndrome (unstable angina or non Q-wave myocardial infarction).

- Registration in Europe and the United States of a new patent protecting the crystalline polymorphic form 2 of clopidogrel (Plavix(R)/ Iscover(R)). This new patent protects the form currently marketed worldwide.

- Under the authority granted by the General Meeting on May 22, 2002 to buy the company's shares in the light of market conditions, Sanofi-Synthelabo continued the share buyback program initiated in the second quarter. As at September 30, Sanofi-Synthelabo held 8.8 million shares acquired under this program, representing 1.2% of the share capital.


Outlook

All these developments confirm, barring major adverse events, the prospects for growth of over 25% in net profit attributable to the Group before exceptional items and goodwill amortization.





This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements : the ability of Sanofi-Synthelabo to expand its presence profitably in the United States; the success of Sanofi-Synthelabo's research and development programs; the ability of Sanofi-Synthelabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and France. Investors and security holders may obtain a free copy of documents filed by Sanofi-Synthelabo with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Sanofi-Synthelabo.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 23, 2002

                                        SANOFI-SYNTHELABO


                                        By: /s/ Marie-Helene Laimay
                                            -----------------------------------
                                            Name:  Marie-Helene Laimay
                                            Title: Senior Vice President and
                                                   Chief Financial Officer